UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ⎯ No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: October 3, 2002

By   _____

Name:	Alvaro A. C. dos Santos
Title:	Director of Investor Relations

TNE APPOINTS NEW BOARD OF EXECUTIVE OFFICERS

Rio de Janeiro, Brazil – October 02, 2002 – TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE), the holding company of providers of telecommunications services in the north, northeastern and eastern regions of Brazil, announced today that as part of the new structure for Telemar's executive management, defined during the Company's General Shareholders Meeting held on September 30, 2002, TNE's Board of Directors named today new executive officers:

Sr. José Fernandes Pauletti	- President
Sr. Ronaldo Iabrudi dos Santos	- Superintendent Director
Sr. Luiz Eduardo Falco	- Superintendent Director
Sr. Francisco Tosta Valim Filho	- Director
Sr. Marcos Grodetzky	- Director
Sr. Julio Cesar Pinto	- Director

Additionally, Mr. **Valim Filho** will be responsible for the Company's Financial area, while Mr. **Grodetzky** and **Mr. Pinto** will be in charge of the Company's Treasury and Controlling areas, respectively.

Mr. **Marcos Grodetzky** will also hold the position of Investor Relations Officer, being responsible for the Company's relationship with the regulatory bodies of the capital markets.

As announcement, follow the bios from TNE's new executive officers:

Valim

Francisco Tosta Valim Filho has been responsible for the Financial and Administrative Superintendent Office at Telemar Norte Leste (TMAR), TNE's fixed telephony arm, since January 2002. Prior to joining Telemar, he served as a Financial Vice President and was in charge of the strategic projects of the communications holding company Rede Brasil Sul (RBS) for Latin America. He also served as an Executive Officer of Net Sul, the southern branch of the Brazilian cable TV company Net Communication Services. He holds a degree in Business Administration from the Universidade Federal do Rio Grande do Sul (UFRS), an MBA in Finance from the University of Southern California (USA) and post-graduate degrees in Finance from Fundação Getúlio Vargas and in Corporate and Strategic Planning from UFRGS.

Grodetzky

Marcos Grodetzky has been serving as TNE's Treasurer since February 2002. From 1979 to 1991, he held several leading positions as an executive officer at Citibank and Banco Nacional/Unibanco. He was also a director at the international department of Banco Safra and a partner at MJ Partners, a management consulting firm. He holds a degree in Economics from the Universidade Federal do Rio de Janeiro.

Julio Pinto

This executive has been with Telemar since April 2002, acting as Controller at TNE. Julio Cesar Pinto has held leading positions in the financial area of major Brazilian companies such as Globex, MRS Logistics; ATL – Algar Telecom; Aracruz; Xerox do Brasil and MBR-Minerações Brasileiras Reunidas. He holds an degree in accounting from Faculdade Moraes Júnior and has undergone post-graduate studies at the Financial Management Program at Stanford University (USA), the Middle Management Program of Xerox Corporate (USA) and the Bourse Game from Citibank N.A.